Filed Pursuant to Rule 424(b)(3)

File No. 333-160787

SUPPLEMENT NO. 11 TO PROSPECTUS DATED AUGUST 19, 2009

THE DATE OF THIS SUPPLEMENT IS NOVEMBER 8, 2010

On November 8, 2010, HUGHES Telematics, Inc. filed the attached Quarterly Report on Form 10-Q with the Securities and Exchange Commission.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended September 30, 2010, or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 001-33860

HUGHES Telematics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	26-0443717
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2002 Summit Boulevard, Suite 1800 Atlanta, Georgia	30319
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (404) 573-5800

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

As of November 8, 2010, 92,627,237 shares of the registrant’s common stock were outstanding.

i

PART I – FINANCIAL INFORMATION

Item 1.	Financial Statements

HUGHES TELEMATICS, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands, except share data)

	September 30, 2010	December 31, 2009

Assets
Current assets:
Cash and cash equivalents	$17,347	$28,368
Short-term investments	5,428	—
Accounts receivable, net	9,812	4,118
Inventories, net	117	1,390
Prepaid expenses	975	1,556
Other current assets	2,439	2,119

Total current assets	36,118	37,551
Restricted cash	856	650
Property and equipment, net	25,509	30,128
Capitalized software, net	18,639	18,355
Intangible assets, net	13,445	13,005
Goodwill	5,169	5,169
Debt issuance costs	4,241	5,254
Other assets	7,468	7,969

Total assets	$111,445	$118,081

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$5,348	$7,521
Accrued liabilities	15,911	7,943
Deferred revenue	6,583	98
Current portion of capital lease obligations	1,825	3,125
Current portion of long-term debt	2,250	8,316
Other current liabilities	2,294	568

Total current liabilities	34,211	27,571
Long-term debt	104,689	91,140
Capital lease obligations	166	1,599
Long-term deferred revenue	12,781	47
Other liabilities	1,737	3,100

Total liabilities	153,584	123,457

Commitments and contingencies (Note 13)
Stockholders’ deficit:
Preferred stock, $0.0001 par value. Authorized 10,000,000 shares, no shares issued and outstanding at September 30, 2010 and December 31, 2009	—	—
Common stock, $0.0001 par value. Authorized 155,000,000 shares; issued and outstanding 92,627,237 shares at September 30, 2010 and 87,087,624 shares at December 31, 2009	9	9
Additional paid-in capital	369,281	352,159
Accumulated deficit	(424,245)	(357,544)

Total HUGHES Telematics, Inc. stockholders’ deficit	(54,955)	(5,376)
Non-controlling interests in consolidated subsidiary	12,816	—

Total stockholders’ deficit	(42,139)	(5,376)

Total liabilities and stockholders’ deficit	$111,445	$118,081

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES TELEMATICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Revenues:
Services	$8,215	$5,845	$20,739	$16,750
Hardware	2,559	2,868	7,629	7,818

Total revenues	10,774	8,713	28,368	24,568

Costs and expenses:
Cost of services	6,427	1,755	18,075	5,023
Cost of hardware sold	2,210	2,136	6,623	6,104
Research and development	3,357	8,089	8,806	26,551
Sales and marketing	5,977	2,766	17,202	7,825
General and administrative	9,594	11,159	28,691	28,121
Impairment charges	—	20,762	—	20,762

Total costs and expenses	27,565	46,667	79,397	94,386

Loss from operations	(16,791)	(37,954)	(51,029)	(69,818)
Interest income	32	51	119	104
Interest expense	(5,573)	(3,195)	(16,380)	(9,385)
Change in fair value of derivative instruments	—	—	—	(62,316)
Other (expense) income	(16)	—	(23)	—

Loss before income taxes	(22,348)	(41,098)	(67,313)	(141,415)
Income tax expense	8	12	20	12

Net loss	(22,356)	(41,110)	(67,333)	(141,427)
Net loss attributable to non-controlling interests	497	—	632	—

Net loss attributable to HUGHES Telematics, Inc.	(21,859)	(41,110)	(66,701)	(141,427)
Deemed dividend on and accretion of convertible preferred stock	—	—	—	(56,619)

Net loss attributable to common stockholders	$(21,859)	$(41,110)	$(66,701)	$(198,046)

Basic and diluted loss per common share	$(0.66)	$(1.71)	$(2.23)	$(11.19)

Basic and diluted weighted average common shares outstanding	33,191,993	24,042,090	29,949,581	17,692,728

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES TELEMATICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2010	2009
Cash flows from operating activities:
Net loss	$(67,333)	$(141,427)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,274	7,486
Change in fair value of derivative instruments	—	62,316
Non-cash impairment charges	—	19,097
Interest expense on long-term debt and capital leases	5,954	5,522
Interest expense on Series A Redeemable Preferred Stock	—	496
Amortization of debt issuance costs and discounts on long-term debt	4,608	3,362
Share-based compensation expense	2,126	975
Contribution of non-cash services to Lifecomm LLC	448	—
Loss on sale of property and equipment	72	—
Changes in assets and liabilities:
Accounts receivable, net	(5,694)	1,751
Inventories, net	1,274	180
Prepaid expenses and other assets	859	(7,127)
Accounts payable and accrued and other liabilities	6,004	12,478
Deferred revenue	19,219	(264)

Net cash used in operating activities	(22,189)	(35,155)

Cash flows from investing activities:
Purchases of property and equipment	(983)	(11,231)
Proceeds from sale of property and equipment	495	—
Increase in capitalized software	(2,679)	(10,241)
Purchases of short-term investments	(7,273)	—
Maturity of short-term investments	1,845	—
(Increase) Decrease in restricted cash	(206)	8,633

Net cash used in investing activities	(8,801)	(12,839)

Cash flows from financing activities:
Proceeds from the issuance of common stock, net of costs	14,884	—
Proceeds from sale of non-controlling interest in consolidated subsidiary	10,000	—
Proceeds from merger with Polaris Acquisition Corp.	—	97,242
Proceeds from the issuance of Series B Convertible Preferred Stock, net of costs	—	35,220
Repayment of capital lease obligations	(3,231)	(5,961)
Repayment of long-term debt	(1,684)	—
Repurchase of common stock	—	(74,356)
Payment of fees related to warrant exchange	—	(200)
Proceeds from the exercise of warrants	—	54

Net cash provided by financing activities	19,969	51,999

Net (decrease) increase in cash and cash equivalents	(11,021)	4,005
Cash and cash equivalents, beginning of period	28,368	17,837

Cash and cash equivalents, end of period	$17,347	$21,842

Supplemental noncash disclosure:
Property and equipment acquired by capital lease obligations	$277	$6,302
Issuance of Series B Convertible Preferred Stock in exchange for a trade payable	$—	$13,000
Issuance of common stock in connection with the exercise of warrants using shares of Series A Redeemable Preferred Stock	$—	$207,218
Issuance of common stock in exchange for Series A Redeemable Preferred Stock	$—	$20,000
Issuance of common stock in exchange for Series B Convertible Preferred Stock	$—	$109,750

The accompanying notes are an integral part of these consolidated financial statements.

HUGHES TELEMATICS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Unaudited)

(In thousands, except share data)

	Common Stock		Additional Paid-In	Accumulated	Non- Controlling Interests in Consolidated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Subsidiary	Deficit
Balance, December 31, 2009	87,087,624	$9	$352,159	$(357,544)	$—	$(5,376)
Issuance of common stock in connection with private placement, net of costs	5,130,500	—	14,996	—	—	14,996
Share-based compensation expense	409,113	—	2,126	—	—	2,126
Contributions in connection with the formation of Lifecomm LLC	—	—	—	—	13,000	13,000
Contribution of non-cash services to Lifecomm LLC	—	—	—	—	448	448
Net loss	—	—	—	(66,701)	(632)	(67,333)

Balance, September 30, 2010	92,627,237	$9	$369,281	$(424,245)	$12,816	$(42,139)

HUGHES TELEMATICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(1)	Description of Business

HUGHES Telematics, Inc. (together with our consolidated subsidiaries, “we,” “us” and “our”) is a telematics services company that provides a suite of real-time voice and data communications services and applications for use in vehicles and is developing additional applications for use within and outside of the automotive industry. These services and applications are enabled through a state-of-the-art communications center designed with flexibility to connect various mobile devices with content, services and call centers. Our system architecture enables us to manage the integration of these components and the associated service delivery in an efficient manner, allowing us to quickly adopt and implement new technologies and services.

Within the automotive industry, our communications center allows for two way voice and data communications to vehicles and supports, among other things, critical safety and security services as well as location-based services and remote diagnostics. Since November 16, 2009, we have been the exclusive telematics service provider in the United States for new vehicles sold by Mercedes-Benz USA, LLC (“Mercedes-Benz”), as well as the preferred provider of telematics services for Mercedes-Benz vehicles purchased prior to November 16, 2008. These services are marketed under the mbrace brand and are enabled through a factory-installed hardware device on Mercedes-Benz vehicles. In addition, our in-Drive product offers services to consumers or other third parties through an aftermarket hardware device that we have developed and which we intend to distribute through relationships with companies and organizations with large customer bases for installation in existing vehicles. Additionally, through Networkfleet, Inc. (“Networkfleet”), our wholly-owned subsidiary, we currently offer remote vehicle monitoring and other data services to support owners and operators of fleets of vehicles.

On May 12, 2010, we entered into a limited liability company agreement (the “LLC Agreement”) with QUALCOMM Incorporated (“Qualcomm”), a leader in developing and delivering innovative digital wireless communications products and services, and American Medical Alert Corp. (“AMAC”), a healthcare communications company dedicated to the provision of support services to the healthcare community, forming Lifecomm LLC (“Lifecomm”). Lifecomm intends to design, develop, finance and operate a mobile personal emergency response service which will permit subscribers to initiate requests for emergency assistance services through a wearable device that is able to communicate information to and support voice interactions between the subscriber and an emergency assistance call center for purposes of dispatching first responders to the subscriber’s location. Lifecomm expects to launch its service offerings in the fourth quarter of 2011.

(2)	Basis of Presentation

We have prepared the accompanying consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X and include our accounts and the accounts of our wholly-owned subsidiary, Networkfleet, and our majority-owned subsidiary, Lifecomm, following the formation of Lifecomm. The accompanying consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the accompanying consolidated financial statements contain all adjustments, consisting only of those of a normal recurring nature, necessary for a fair presentation of our financial position, results of operations and cash flows at the dates and for the periods indicated. While we believe that the disclosures presented are adequate to make the information not misleading, these consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009 and the related notes thereto which have been included in our annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2010. The results of the three and nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the full year. All intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to current presentation.

During the nine months ended September 30, 2010 and the years ended December 31, 2009, 2008 and 2007, we incurred a net loss of approximately $66.7 million, $163.7 million, $57.5 million and $32.3 million, respectively, and used cash in operations of approximately $22.2 million, $47.2 million, $39.1 million and $23.6 million, respectively. As of September 30, 2010, we had unrestricted cash, cash equivalents and short-term investments of approximately $22.8 million and an accumulated deficit of approximately $424.2 million. As a result of our historical net losses and our limited capital resources, our independent registered public accounting firm’s report on our financial statements as of and for the year ended December 31, 2009 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. We cannot provide assurance that our net losses and negative cash flow will not surpass our expectations, and thus, we may be required to raise additional capital in the future or to reduce our operating expenditures. This additional financing may take the form of loans under a new credit facility, the issuance of bonds or other types of debt securities, the issuance of equity securities or a combination of the foregoing. Any such financing must either comply with the covenants of our existing credit facilities, or we will need to obtain waivers from the lenders. Our credit facilities contain covenants that restrict our ability to incur debt and require mandatory prepayments from the proceeds of an equity financing. Any debt financing obtained may impose various restrictions and additional covenants on us which could limit our ability to respond to market conditions, provide for unanticipated capital investments or take advantage of business opportunities and may subject us to significant interest expense. Additional equity financing may be obtained on terms that are dilutive to the interests of existing stockholders. We have been successful in the past raising capital to address our liquidity needs; however, debt or additional equity financing may not be available when needed in the future on terms favorable to us or at all, and the failure to attract a sufficient amount of additional debt or equity capital may impair our ability to execute on our business plan. Such additional capital may be provided by, among other things, the cash proceeds from the exercise of the outstanding warrants to purchase shares of our common stock. There is no assurance that we will be successful in obtaining additional financing, if needed, or that we will be able to reduce our operating expenditures. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(3)	Merger with Polaris Acquisition Corp.

On March 31, 2009, pursuant to the terms of the Agreement and Plan of Merger dated June 13, 2008 (as amended and restated on November 10, 2008 and March 12, 2009, the “Merger Agreement”), Hughes Telematics, Inc. (“Old HTI”), a privately held company, and Polaris Acquisition Corp. (“Polaris”), a publicly held blank check company, consummated the merger (the “Merger”) whereby Old HTI merged with and into a wholly owned direct subsidiary of Polaris with Old HTI as the surviving corporation, and immediately thereafter, Old HTI merged with and into Polaris, with Polaris as the surviving corporation. In connection with the Merger, Polaris changed its name from “Polaris Acquisition Corp.” to “HUGHES Telematics, Inc.” Upon closing of the Merger, the outstanding equity securities of Old HTI were exchanged for an aggregate of 77,102,149 shares of our common stock, comprised of 19,854,018 initial shares and 57,248,131 earn-out shares. In addition, all options exercisable for Old HTI common stock issued and outstanding immediately prior to the Merger were exchanged for options exercisable for an aggregate of 2,274,935 shares of our common stock, which includes 1,751,859 earn-out options. The earn-out shares, which were issued into escrow, will be released to the Old HTI stockholders and the earn-out options will be eligible to be exercised, according to their terms, by the optionholders, each in three tranches, upon the trading share price of our common stock reaching at least $20.00, $24.50 and $30.50 (as may be adjusted or amended in accordance with the escrow agreement) within certain measurement periods over the five-year period following the closing of the Merger.

The Old HTI stockholders placed 5,782,661 shares of our common stock, comprised of 1,489,053 initial shares and 4,293,608 earn-out shares, in escrow until June 30, 2010 to indemnify us for the payment of indemnification claims that may be made as a result of breaches of Old HTI’s covenants, representations and warranties in the Merger Agreement. As there were no indemnification claims, in July 2010, the 1,489,053 initial shares were released to the Old HTI stockholders from escrow. The 4,293,608 earn-out shares remain in escrow and will be released in accordance with the escrow agreement upon the achievement of the trading share price targets stated above.

Pursuant to the Merger Agreement, the Polaris founders agreed to deposit an aggregate of 1,250,000 shares of our common stock into escrow at closing with such shares being released upon the achievement of the first share price target between the first and fifth anniversary of closing. Upon consummation of the Merger, the Polaris founders also transferred an aggregate of 168,000 shares of common stock to us with such shares immediately cancelled.

In order to consummate the Merger, we agreed to purchase an aggregate of 7,439,978 shares of our common stock from a limited number of institutional shareholders in separate and privately negotiated transactions which were executed prior to the conclusion of the special meeting in which Polaris’ shareholders voted on the Merger. On April 2, 2009, we consummated these purchases using approximately $74.4 million of the approximately $97.2 million of cash received from Polaris in connection with the Merger.

Notwithstanding the legal form of the transaction, the Merger has been accounted for under the purchase method of accounting as a reverse acquisition, equivalent to a recapitalization, through the issuance of stock by Old HTI for the net monetary assets of Polaris. The determination of Old HTI as the accounting acquirer was made based on consideration of all quantitative and qualitative factors of the Merger, including significant consideration given to the fact that following consummation of the Merger (i) the stockholders of Old HTI controlled a majority of our voting power, (ii) the controlling stockholder of Old HTI prior to the Merger, together with its affiliates, controlled approximately 70% of our voting power after the merger and had the right to select a majority of the members of our board of directors and (iii) the management of Old HTI continued in all executive officer and other senior management positions and, accordingly, had day-to-day authority to carry out the business plan after the Merger. Accordingly, our historical financial statements prior to March 31, 2009 are the historical financial statements of Old HTI. The consolidated financial statements of Old HTI have been retroactively restated to reflect the recapitalization of Old HTI with the 77,102,149 shares of common stock issued to Old HTI equity holders in connection with the Merger.

(4)	Formation of Lifecomm LLC

On May 12, 2010, we entered into the LLC Agreement with Qualcomm and AMAC forming Lifecomm. Under the terms of the LLC Agreement, each of the parties provided cash and/or immediate and future in-kind contributions to Lifecomm. Specifically, in exchange for approximately 54% of the membership interests of Lifecomm, we entered into (i) an Infrastructure Access Agreement with Lifecomm pursuant to which we will provide access to our telematics platform and infrastructure which will enable Lifecomm to provide service to its customers and (ii) a Services Agreement with Lifecomm pursuant to which we will provide, over no more than six years, $10.9 million of in-kind selling, general and administrative services (based on agreed upon billing rates set forth in the Services Agreement) to support the venture. In addition, we agreed to enter into a Telematics Services Agreement that will include, among other things, a per-user per-month fee for wireless connectivity, billing, portal access and other associated services. In exchange for approximately 36% of the membership interests, Qualcomm (i) provided $6.0 million of cash, (ii) entered into a Know-How License Agreement pursuant to which Lifecomm licensed certain “know-how” previously developed by Qualcomm and also provided Lifecomm access to the Lifecomm name and (iii) a Services Agreement with Lifecomm pursuant to which Qualcomm will contribute a portion of the value of certain future engineering and project management services, up to an aggregate value of $5.0 million. In exchange for approximately 10% of the membership interests, AMAC (i) provided $4.0 million of cash and (ii) entered into a Value Added Reseller Agreement pursuant to which AMAC will be a preferred distributor of Lifecomm’s products and services. In addition, pursuant to the LLC Agreement, each member has agreed to fund its pro rata share of a $2.0 million stand-by equity commitment for Lifecomm’s benefit. Assuming Lifecomm draws the entire commitment, we will be required to provide approximately $1.1 million of cash. During the three and nine months ended September 30, 2010, we provided approximately $0.3 million and $0.5 million, respectively, of in-kind services to Lifecomm.

Each of the initial members have preemptive rights with respect to future issuances of securities by Lifecomm, as well as rights of first offer, drag-along and tag-along rights on transfers of securities by the other members. In addition, for a two year period beginning on May 12, 2014, any member (or group of members) holding at least 25% of the membership interests in Lifecomm will have the right to demand either an auction for the sale of Lifecomm or an initial public offering of Lifecomm. Should Lifecomm fail to achieve either of these liquidity events within 180 days of the demand, then to the extent at such time we hold at least 50% of the outstanding membership interests of Lifecomm and our common stock is publicly traded, each other member will be entitled on a one-time basis to exchange all of its membership interests in Lifecomm for shares of our common stock with equivalent fair market value. While we determined that such right to exchange is a freestanding derivative instrument, as the fair market value of our common stock to be issued in the exchange will be equal to the fair market value of the membership interests of Lifecomm received, the value of the derivative instrument is not material as of September 30, 2010.

In accordance with the applicable accounting guidance governing consolidation, we have determined that Lifecomm is a variable interest entity (“VIE”) for which we are the primary beneficiary. Accordingly, we have included Lifecomm’s financial position, results of operations and cash flows in our consolidated financial statements as of September 30, 2010 and for the three months ended September 30, 2010 and such period following the formation of Lifecomm during the nine months ended September 30, 2010. As of September 30, 2010, Lifecomm’s assets consisted of approximately $5.7 million of cash and cash equivalents, approximately $4.2 million of short-term investments that are held-to-maturity and $3.0 million of intangible assets, and its liabilities consisted of approximately $0.4 million of accounts payable.

(5)	Recent Accounting Pronouncements

Recently Adopted Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance which amends the evaluation criteria to identify the primary beneficiary of a VIE and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the VIE. The new guidance significantly changes the consolidation rules for VIEs including the consolidation of common structures, such as joint ventures, equity method investments and collaboration arrangements. The guidance is applicable to all new and existing VIEs and became effective for us on January 1, 2010. As we have determined that Lifecomm is a VIE for which we are the primary beneficiary, we have included Lifecomm’s financial position, results of operations and cash flows in our consolidated financial statements as of September 30, 2010 and for the three months ended September 30, 2010 and such period following the formation of Lifecomm during the nine months ended September 30, 2010.

Recently Issued Pronouncements

In September 2009, the Emerging Issues Task Force (“EITF”) issued revised guidance governing revenue arrangements with multiple deliverables, which provides a greater ability to separate and allocate arrangement consideration in a multiple element revenue arrangement. The revised guidance requires the use of an estimated selling price to allocate arrangement consideration, and eliminates the residual method of allocation. This guidance will be effective for us on January 1, 2011 and is not expected have a material effect on our financial position, results of operations or cash flows.

In September 2009, the EITF issued revised guidance governing certain revenue arrangements that include software elements, which amends the scope of existing guidance to exclude tangible products that include software and non-software components that function together to deliver the product’s essential functionality. This guidance will be effective for us on January 1, 2011 and is not expected have a material effect on our financial position, results of operations or cash flows.

(6)	Long-Term Debt

The components of long-term debt were as follows:

	September 30, 2010	December 31, 2009
	(in thousands)
Senior secured term indebtedness	$69,571	$65,181
Second lien secured term indebtedness	11,561	9,608
Senior unsecured promissory note	6,632	8,316
Senior subordinated unsecured promissory notes	19,175	16,351

Total indebtedness	106,939	99,456
Less current portion	(2,250)	(8,316)

Total long-term debt, net of current portion	$104,689	$91,140

Senior Secured Term Indebtedness

On March 31, 2008, we entered into a credit agreement (as amended and restated, the “First Lien Credit Agreement”) pursuant to which we issued in multiple tranches during the year ended December 31, 2008 for aggregate consideration of $60.0 million, senior secured term indebtedness due March 31, 2013 with an original principal amount of $60.0 million and warrants to purchase the equivalent of 4,801,112 shares of our common stock, comprised of 1,103,922 initial shares and 3,697,190 earn-out shares, at an equivalent exercise price of less than $0.01 per share.

As of each issuance date, we ascribed value to the senior secured term indebtedness and the related warrants based on their relative fair values. As such, an aggregate of $46.9 million was allocated to the senior secured term indebtedness and an aggregate of $12.1 million was allocated to the warrants. The resulting discount from the face value of the senior secured term indebtedness resulting from the ascribed value to the warrants is being amortized as additional interest expense over the term of the senior secured term indebtedness using the effective interest rate method. As of September 30, 2010, the fair value of the senior secured indebtedness approximated carrying value.

Second Lien Term Indebtedness

On December 17, 2009, we entered into a credit agreement (the “Second Lien Credit Agreement”) with PLASE HT, LLC (“PLASE HT”), as administrative agent, collateral agent and original lender, pursuant to which we issued indebtedness due October 1, 2013 with an original principal amount of $15.0 million and warrants to purchase 3,000,000 shares of common stock at an exercise price of $6.00 per share. PLASE HT is an affiliate of Apollo Global Management LLC (“Apollo”) and of our controlling stockholder, Communications Investors, LLC (“Communications LLC”). The loans under the Second Lien Credit Agreement bear interest at 9.00% per annum, payable-in-kind, and are guaranteed by all of our existing and future domestic subsidiaries. The loans are secured by a second priority lien on substantially all of our tangible and intangible assets, including the equity interests of our subsidiaries. The liens granted in connection with the Second Lien Credit Agreement are expressly subject and subordinated to the liens securing our obligations under the First Lien Credit Agreement.

We ascribed value to the indebtedness issued in connection with the Second Lien Credit Agreement and the related warrants based on their relative fair values. As such, approximately $9.6 million of the proceeds was allocated to the indebtedness and the remaining approximately $5.4 million was allocated to the warrants. The resulting discount from the face value of the indebtedness resulting from the ascribed value to the warrants will be amortized as additional interest expense over the term of the indebtedness using the effective interest rate method. As of September 30, 2010, the fair value of the indebtedness approximated carrying value.

Senior Unsecured Promissory Note

On December 18, 2009, we issued to Hughes Network Systems, LLC (“HNS”), a wholly-owned subsidiary of HUGHES Communications, Inc. (“HCI”), a senior unsecured promissory note with a principal amount of approximately $8.3 million through the conversion of a trade accounts payable balance of approximately $6.0 million and the approximately $2.3 million outstanding balance on the equipment financing arrangement owed to HNS. The promissory note accrues interest at a rate of 12.00% per annum, compounded annually, and was due and payable on December 31, 2010. Pursuant to the terms of the promissory note, we were required to make scheduled principal payments of approximately $0.8 million on April 15, 2010 and $1.5 million on each of July 15, 2010 and October 15, 2010. In addition, subject to all restrictions in the First Lien Credit Agreement and Second Lien Credit Agreement and certain other limitations, to the extent we sell any capital equipment purchased by us (or purchased by HNS on our behalf) for use in connection with the Telematics Agreement between the parties, but no longer needed by us, we are required to make payments on the promissory note equal to the proceeds from the sale of such capital equipment (net of any selling costs). As of September 30, 2010, we had repaid principal of approximately $1.7 million on the senior unsecured promissory note, including scheduled payments and proceeds from the sale of the capital equipment.

On November 5, 2010, we and HNS agreed to amend the promissory note to (i) extend the maturity date to December 31, 2011, (ii) revise the schedule of principal payments and (iii) provide that the approximately $1.0 million of accrued and unpaid interest shall be paid on December 31, 2010 with all future accrued interest on the promissory note paid quarterly in arrears. Pursuant to the terms of the amended promissory note, we are required to make scheduled principal payments of $0.5 million on each of October 15, 2010, December 31, 2010 and April 15, 2011, approximately $0.8 million on July 15, 2011 and $1.5 million on October 15, 2011. In connection with the amendment to the promissory note, we agreed to issue 50,000 shares of common stock to HNS as an amendment fee.

Senior Subordinated Unsecured Promissory Notes

On March 31, 2008, we issued to Communications LLC a senior subordinated unsecured promissory note with a principal amount of $12.5 million and a maturity date of October 1, 2013. The note bears interest at a rate of 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, we recorded a deemed capital contribution of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate we would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate. The discount from the face value of the note resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the note using the effective interest rate method.

On December 12, 2008, we issued to Apollo Investment Fund V (PLASE) LP (“AIF V PLASE”) an additional senior subordinated unsecured promissory note with a principal amount of $3.5 million and a maturity date of October 1, 2013. The note bears interest at 15.00% per annum which is compounded and added to the principal amount annually and is payable at maturity. In connection with the issuance of the note, we recorded an additional deemed capital contribution of approximately $2.4 million related to the difference between (i) the fair value of the note using an estimated interest rate we would have paid an unrelated third party on a similar note and (ii) the fair value of the note using the 15.00% stated interest rate. The discount from the face value of the note resulting from the deemed capital contribution will be amortized as additional interest expense over the term of the note using the effective interest rate method.

At the time of issuance of each promissory note, we determined the estimated fair value amount by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the fair value estimates presented herein is not necessarily indicative of the amount that we or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value. As of September 30, 2010, the fair value of the senior subordinated unsecured promissory notes approximated carrying value.

(7)	Capital Lease Obligations

We lease certain assets under capital lease arrangements expiring at various times through 2014. The assets and liabilities under capital leases are recorded at the lower of the present values of the minimum lease payments or the fair values of the assets. The interest rates pertaining to these capital leases range from 8.7% to 15.3% (weighted average is 12.2%).

Minimum future lease payments under the capital leases are:

	September 30, 2010	December 31, 2009
	(in thousands)
Total future minimum lease payments	$2,170	$5,090
Less: Amounts attributable to interest	(179)	(366)

Net minimum lease payments	1,991	4,724
Current portion	(1,825)	(3,125)

Long-term portion	$166	$1,599

(8)	Stockholders’ Equity

On May 13, 2010, we sold 5,130,500 shares of our common stock for gross proceeds of $15.4 million (net proceeds of $14.9 million) in a private placement to a group of institutional investors. In connection with the private placement, we entered into an amendment to the First Lien Credit Agreement providing for the waiver of the requirement to use 25% of the net cash proceeds from the private placement for the repayment of senior secured term indebtedness and paid the senior secured lenders an amendment fee of approximately $0.1 million. In addition, as a result of the private placement, the exercise price of the warrant issued in connection with the second lien term indebtedness was adjusted from $6.00 per share to $5.99 per share.

(9)	Share-Based Compensation

In accordance with the applicable accounting guidance governing share-based payments, we record compensation expense for all share-based awards issued. For the three months ended September 30, 2010 and 2009, we recorded approximately $0.8 million and $0.5 million of compensation expense, respectively, related to share-based grants. For the nine months ended September 30, 2010 and 2009, we recorded approximately $2.1 million and $1.0 million of compensation expense, respectively, related to share-based grants. Such compensation expense is included in research and development, sales and marketing and general and administrative expense in the accompanying consolidated statements of operations.

Stock Options

The following table reflects stock option activity:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at December 31, 2009	3,520,629	$3.33
Granted	462,000	$2.81
Forfeited	(177,672)	$2.13

Outstanding at September 30, 2010	3,804,957	$3.33	$—

Exercisable at September 30, 2010	319,130		$—

The following table provides information about stock options that are outstanding and exercisable as of September 30, 2010:

	Stock Options Outstanding			Stock Options Exercisable
Exercise Price	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Yrs)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Yrs)
$1.65	524,241	$1.65	6.6	85,212	$1.65	6.6
$2.05	195,000	$2.05	9.9	—	—	—
$2.47	1,453,230	$2.47	7.2	168,504	$2.47	7.2
$3.15	100,000	$3.15	9.0	20,000	$3.15	9.0
$3.40	260,000	$3.40	9.6	—	—	—
$5.19	1,272,486	$5.19	8.7	45,414	$5.19	8.7

For stock option awards outstanding as of September 30, 2010, we expect to recognize approximately $4.3 million of additional compensation expense over the remaining average service period of approximately 1.7 years.

Restricted Stock

The following table reflects restricted stock activity:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2009	528,000	$4.55
Granted	413,063	$3.40
Vested	(96,000)	$4.01
Forfeited	(3,950)	$3.40

Outstanding at September 30, 2010	841,113	$4.05

For restricted stock awards outstanding as of September 30, 2010, we expect to record approximately $2.6 million of additional compensation expense over the remaining average service period of approximately 1.2 years.

(10)	Loss Per Common Share

Basic loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per common share reflects the potential dilution from the exercise or conversion of securities into common stock. During all periods presented, we had potential common shares, including shares issuable upon the exercise of outstanding stock options and warrants and shares held in escrow pending satisfaction of a contingency, which could potentially dilute basic loss per common share in the future but have been excluded from the computation of diluted loss per common share as the effect would have been anti-dilutive. For the three and nine months ended September 30, 2010 and 2009, there were 82,887,381 and 82,537,985 potential common shares, respectively, excluded from the computation of diluted loss per share, consisting of shares of common stock (i) issuable upon the exercise of outstanding stock options and warrants, (ii) held in escrow to be released to the Old HTI stockholders upon achievement of the specified price targets and (iii) for the three and nine months ended September 30, 2009, held in escrow until June 30, 2010 to indemnify us for the payment of indemnification claims that may be made as a result of breaches of Old HTI’s covenants, representations and warranties in the Merger Agreement. In addition, for the nine months ended September 30, 2009, we excluded the 7,439,978 shares of common stock, which we repurchased following consummation of the Merger from the calculation of the weighted average number of common shares outstanding during such period.

(11)	Comprehensive Loss

Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from nonowner sources. Our comprehensive loss for each of the three and nine month periods ended September 30, 2010 and 2009 equaled our net loss.

(12)	Related Party Transactions

Apollo Global Management, LLC

Communications LLC, AIF V PLASE and PLASE HT are each affiliated with Apollo. As of September 30, 2010, Apollo, through these entities, owned approximately 62% of our outstanding common stock. HCI, also an affiliate of Apollo, owned an additional approximately 4% of our outstanding common stock. In December 2009, AIF V PLASE transferred its ownership in all of its equity and debt interests of us, including its holding of senior secured term indebtedness, the senior subordinated unsecured promissory note and common stock, to PLASE HT.

As of September 30, 2010, the affiliates of Apollo, not including HNS which is discussed below, collectively held an aggregate face value and accrued interest of $6.3 million of senior secured term indebtedness, $16.1 million of second lien secured term indebtedness and $22.3 million of senior subordinated unsecured promissory notes.

Hughes Network Systems, LLC

For the three months ended September 30, 2010 and 2009, HNS, a wholly-owned subsidiary of HCI and an affiliate of Apollo, provided approximately $0.0 million and $4.0 million of services, respectively, to us. For the nine months ended September 30, 2010 and 2009, HNS provided approximately $0.5 million and $20.3 million of services, respectively, to us. As of September 30, 2010 and December 31, 2009, we had an outstanding balance, not including the promissory note discussed below, of $0 and approximately $0.2 million, respectively, payable to HNS.

In December 2009, we issued to HNS a senior unsecured promissory note with a principal amount of approximately $8.3 million through the conversion of a trade accounts payable balance of approximately $6.0 million and the approximately $2.3 million outstanding balance on an equipment financing arrangement owed to HNS. The promissory note accrues interest at a rate of 12.00% per annum, compounded annually, and was due and payable on December 31, 2010. Pursuant to the terms of the promissory note, we were required to make scheduled principal payments of approximately $0.8 million on April 15, 2010 and $1.5 million on each of July 15, 2010 and October 15, 2010. In addition, subject to all restrictions in the First Lien Credit Agreement and Second Lien Credit Agreement and certain other limitations, to the extent we sell any capital equipment purchased by us (or purchased by HNS on our behalf) for use in connection with the Telematics Agreement between the parties, but no longer needed by us, we are required to make payments on the promissory note equal to the proceeds from the sale of such capital equipment (net of any selling costs). As of September 30, 2010, we had repaid principal of approximately $1.7 million on the senior unsecured promissory note, including scheduled payments and proceeds from the sale of the capital equipment.

On November 5, 2010, we and HNS agreed to amend the promissory note to (i) extend the maturity date to December 31, 2011, (ii) revise the schedule of principal payments and (iii) provide that the approximately $1.0 million of accrued and unpaid interest shall be paid on December 31, 2010 with all future accrued interest on the promissory note paid quarterly in arrears. Pursuant to the terms of the amended promissory note, we are required to make scheduled principal payments of $0.5 million on each of October 15, 2010, December 31, 2010 and April 15, 2011, approximately $0.8 million on July 15, 2011 and $1.5 million on October 15, 2011. In connection with the amendment to the promissory note, we agreed to issue 50,000 shares of common stock to HNS as an amendment fee.

Trivergance Business Resources, LLC

For each of the three months ended September 30, 2010 and 2009, Trivergance Business Resources, LLC (“TBR”), an affiliate of a member of our board of directors, provided approximately $0.4 million and $0.3 million of services to us, respectively. For each of the nine months ended September 30, 2010 and 2009, TBR provided approximately $1.1 million and $1.2 million, respectively, of services to us.

(13)	Commitments and Contingencies

Contractual Payment Obligations

We have a long-term contract with an automaker pursuant to which the automaker agreed to install telematics devices in its vehicles and permit us to exclusively provide telematics services to its new customers. This contract also required us to pay the automaker for certain non-recurring costs associated with the initiation of telematics services. Pursuant to the contract, we are currently committed to pay $4.0 million to the automaker in 2010.

Litigation and Claims

From time to time, we are subject to litigation in the normal course of business. We are of the opinion that, based on information presently available, the resolution of any such legal matters will not have a material adverse effect on our financial position, results of operations or its cash flows.

(14)	Segment Information

We present our segment information along the same lines that our chief executive officer reviews our operating results in assessing performance and allocating resources. Accordingly, our operations have been classified into three business segments: (i) the HUGHES Telematics segment, which provides and is further developing the telematics solution which is being marketed to automakers and other parties and includes the operations relating to the contract with Mercedes-Benz and our in-Drive product offering; (ii) the Networkfleet segment, which provides an aftermarket wireless fleet management solution targeted to the local fleet market, and (iii) the Lifecomm segment, which is developing and will operate a mobile personal emergency response service which will permit subscribers to initiate requests for emergency assistance services through a wearable device.

The following table presents certain financial information on our reportable segments:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(in thousands)
Revenues:
HUGHES Telematics	$1,616	$—	$1,847	$—
Networkfleet	9,158	8,713	26,521	24,568
Lifecomm	—	—	—	—

Total	$10,774	$8,713	$28,368	$24,568

(Loss) Income from operations:
HUGHES Telematics	$(16,600)	$(38,687)	$(51,771)	$(71,309)
Networkfleet	900	733	2,130	1,491
Lifecomm	(1,091)	—	(1,388)	—

Total	$(16,791)	$(37,954)	$(51,029)	$(69,818)

	September 30, 2010	December 31, 2009
	(in thousands)
Total assets:
HUGHES Telematics	$79,330	$98,627
Networkfleet	19,228	19,454
Lifecomm	12,887	—

Total	$111,445	$118,081

Substantially all of our assets are located within the United States. As of September 30, 2010 and December 31, 2009, we included the approximately $5.2 million of goodwill in the total assets of the Networkfleet segment.

(15)	Subsequent Events

On November 5, 2010, we and HNS agreed to amend the promissory note to (i) extend the maturity date to December 31, 2011, (ii) revise the schedule of principal payments and (iii) provide that the approximately $1.0 million of accrued and unpaid interest shall be paid on December 31, 2010 with all future accrued interest on the promissory note paid quarterly in arrears. Pursuant to the terms of the amended promissory note, we are required to make scheduled principal payments of $0.5 million on each of October 15, 2010, December 31, 2010 and April 15, 2011, approximately $0.8 million on July 15, 2011 and $1.5 million on October 15, 2011. In connection with the amendment to the promissory note, we agreed to issue 50,000 shares of common stock to HNS as an amendment fee.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations are based upon financial statements which have been prepared in accordance with GAAP and should each be read together with our consolidated financial statements and the notes to those consolidated financial statements included elsewhere in this report. This report contains forward-looking statements that involve risks and uncertainties, including statements regarding our capital needs, business strategy, expectations and intentions within the meaning of Private Securities Litigation Reform Act of 1995 which represent our expectations or beliefs concerning future events. We urge you to consider statements that use the terms “believe,” “do not believe,” “anticipate,” “expect,” “plan,” “may,” “estimate,” “strive,” “intend,” “will,” “should,” and variations of these words or similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and because our business is subject to numerous risks, and uncertainties, our actual results could differ materially from those anticipated in the forward-looking statements, including those set forth below under this “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this report. All forward-looking statements speak only as of the date of this report. Actual results will most likely differ from those reflected in these forward-looking statements and the differences could be substantial. We disclaim any obligation to update these forward-looking statements or disclose any difference, except as may be required by securities laws, between our actual results and those reflected in these statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements in this report are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. The terms “HUGHES Telematics,” “we,” “us” and “our” refer to the business, operations and financial results of (i) Old HTI prior to the closing of the Merger and (ii) HUGHES Telematics, Inc. subsequent to the closing of the Merger, as the context requires.

Overview

We are a telematics services company that provides a suite of real-time voice and data communications services and applications for use in vehicles and are developing additional applications for use within and outside of the automotive industry. These services are enabled through a state-of-the-art communications center designed and built to connect various mobile devices with content, services and call centers. Our system architecture enables us to manage the integration of these components and the associated service delivery in an efficient manner, allowing us to quickly adopt and implement new technologies and services.

Within the automotive industry, our communications center allows for two way voice and data communications to the vehicle and supports, among other things, critical safety and security services as well as location-based services and remote diagnostics. Since November 16, 2009, we have been the exclusive telematics services provider in the United States for all new vehicles sold by Mercedes-Benz, as well as the preferred provider of telematics services for all Mercedes-Benz vehicles purchased prior to November 16, 2008. These services are marketed under the mbrace brand and are enabled through a factory-installed hardware device installed on Mercedes-Benz vehicles. In addition, our in-Drive product offers services to consumers and other third parties through an aftermarket hardware device that we have developed and which we intend to distribute through relationships with companies and organizations with large customer bases for installation in existing vehicles. Through Networkfleet, Inc., our wholly-owned subsidiary, we currently offer remote vehicle monitoring and other data services to support owners and operators of fleets of vehicles.

Although Networkfleet has been our primary source of revenue to date, we expect to derive our revenue increasingly from the telematics services provided to Mercedes-Benz vehicles, vehicles manufactured by automakers to whom we are currently marketing our services and vehicles which will have our in-Drive aftermarket hardware device installed. We expect a significant portion of our future revenues to be generated from subscriptions for consumer service offerings, as well as from transaction or pre-paid package fees, automaker and dealer service offerings and from strategic relationships with third parties who are expected to develop applications for our services and product offerings.

On May 12, 2010, we entered into the LLC Agreement with Qualcomm, a leader in developing and delivering innovative digital wireless communications products and services, and AMAC, a healthcare communications company dedicated to the provision of support services to the healthcare community, forming Lifecomm. Lifecomm intends to design, develop, finance and operate a mobile personal emergency response service which will permit subscribers to initiate requests for emergency assistance services through a wearable device that is able to communicate information to and support voice interactions between the subscriber and an emergency assistance call center for purposes of dispatching first responders to the subscriber’s location. Lifecomm expects to launch its service offerings in the fourth quarter of 2011.

On August 30, 2010, we executed an agreement with an unaffiliated distribution partner to provide our in-Drive telematics services to certain customers of the partner. Pursuant to the agreement, we will configure our telematics platform to support the program and provide our aftermarket hardware device to the partner’s customers to enable the delivery of telematics services to the partner and the partner’s customers. In addition, we will be responsible for, among other things, certain website development to allow the partner’s customers to access program information and maintenance and support of the hardware devices, including warranty.

Pursuant to the agreement and subject to fulfillment of our obligations thereunder, we will receive minimum aggregate payments from the partner of approximately $24.1 million over the next two years for, among other things, the configuration of our telematics platform to support the program, development of the program website, the final testing and deployment of the hardware device, other program launch activities and the procurement by us of an agreed upon minimum number of hardware devices which we will provide to the partner’s customers. We received approximately $5.2 million of such amounts in October 2010 and expect to receive an additional $15.0 million in 2011 and the remaining balance in 2012. In addition, we expect to receive recurring payments from the partner’s customers subject to and in connection with their subscription to the offered telematics services.

Merger with Polaris Acquisition Corp.

On March 31, 2009, pursuant to the terms of the Merger Agreement, Old HTI, a privately held company, and Polaris, a publicly held blank check company, consummated the Merger. In connection with the Merger, Polaris changed its name from “Polaris Acquisition Corp.” to “HUGHES Telematics, Inc.” Upon closing of the Merger, the outstanding equity securities of Old HTI were exchanged for an aggregate of 77,102,149 shares of our common stock, comprised of 19,854,018 initial shares and 57,248,131 earn-out shares. In addition, all options exercisable for Old HTI common stock issued and outstanding immediately prior to the Merger were exchanged for options exercisable for an aggregate of 2,274,935 shares of our common stock, which includes 1,751,859 earn-out options. The earn-out shares, which were issued into escrow, will be released to the Old HTI stockholders and the earn-out options will be eligible to be exercised, according to their terms, by the optionholders, each in three tranches, upon the trading share price of our common stock reaching at least $20.00, $24.50 and $30.50 (as may be adjusted or amended in accordance with the escrow agreement) within certain measurement periods over the five-year period following the closing of the Merger. Pursuant to the Merger Agreement, the Polaris founders agreed to deposit an aggregate of 1,250,000 shares of their common stock into escrow at closing with such shares being released upon the achievement of the first share price target between the first and fifth anniversary of closing. Upon consummation of the Merger, the Polaris founders also transferred an aggregate of 168,000 shares of common stock to us with such shares cancelled upon receipt.

In order to consummate the Merger, we agreed to purchase an aggregate of 7,439,978 shares of our common stock from a limited number of institutional shareholders in separate and privately negotiated transactions which were executed prior to the conclusion of the special meeting in which our shareholders voted on the Merger. In order to consummate these private purchases following the Merger, we used funds released from the trust account and funds received from the sale of Series B Preferred Stock. In addition, stockholders holding an aggregate of 4,499,337 shares of common stock exercised their right to convert their stock into a pro rata share of the funds held in the Polaris trust account.

Immediately prior to the consummation of the Merger, Old HTI extinguished its outstanding shares of Series A Preferred Stock through (i) the exercise by Communications LLC of outstanding warrants to purchase Old HTI common stock using shares of Series A Preferred Stock with an aggregate face value of $55.0 million and (ii) the exchange of shares of Series A Preferred Stock with an aggregate face value of $20.0 million for shares of Old HTI common stock. In connection with the Merger, all outstanding shares of Series B Preferred Stock were exchanged for an aggregate of 12,500,000 shares of our common stock, comprised of 5,000,000 initial shares and 7,500,000 earn-out shares.

Notwithstanding the legal form of the transaction, the Merger has been accounted for under the purchase method of accounting as a reverse acquisition, equivalent to a recapitalization, through the issuance of stock by Old HTI for the net monetary assets of Polaris. The determination of Old HTI as the accounting acquirer was made based on consideration of all quantitative and qualitative factors of the Merger, including significant consideration given to the fact that following consummation of the Merger (i) the stockholders of Old HTI controlled a majority of our voting power, (ii) the controlling stockholder of Old HTI prior to the Merger, together with its affiliates, controlled approximately 72% of our voting power and had the right to select a majority of the members of our board of directors and (iii) the management of Old HTI continued in all executive officer and other senior management positions and, accordingly, had day-to-day authority to carry out the business plan after the Merger. Accordingly, our historical financial statements prior to March 31, 2009 are the historical financial statements of Old HTI. The consolidated financial statements of Old HTI have been retroactively restated to reflect the recapitalization of Old HTI with the 77,102,149 shares of common stock issued to Old HTI equity holders in connection with the Merger.

Selected Segment Data

We classify our operations into three principal business segments: (i) the HUGHES Telematics segment, which provides and is further developing the telematics solution which is being marketed to automakers and other parties and includes the operations relating to the contract with Mercedes-Benz and our in-Drive product offering; (ii) the Networkfleet segment, which provides a wireless aftermarket fleet management solution targeted to the local fleet market; and (iii) the Lifecomm segment, which is developing and will operate a mobile personal emergency response service which will permit subscribers to initiate requests for emergency assistance services through a wearable device. The following tables set forth revenues and operating (loss) income by operating segments:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(in thousands)
Revenues:
HUGHES Telematics	$1,616	$—	$1,847	$—
Networkfleet	9,158	8,713	26,521	24,568
Lifecomm	—	—	—	—

Total	$10,774	$8,713	$28,368	$24,568

(Loss) Income from operations:
HUGHES Telematics	$(16,600)	$(38,687)	$(51,771)	$(71,309)
Networkfleet	900	733	2,130	1,491
Lifecomm	(1,091)	—	(1,388)	—

Total	$(16,791)	$(37,954)	$(51,029)	$(69,818)

Results of Operations for the Three Months Ended September 30, 2010 Compared to the Three Months Ended September 30, 2009

Revenues

Hardware revenues consist principally of the sale of Networkfleet’s telematics device. Service revenues reflect the consideration received for monitoring and tracking services, which are recognized as revenue when earned. The following table sets forth information related to revenue for the three months ended September 30, 2010 and 2009:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Services	$8,215	$5,845
Hardware	2,559	2,868

Total revenues	$10,774	$8,713

Total revenues for the three months ended September 30, 2010 increased to approximately $10.8 million, a 23.7% increase from the approximately $8.7 million for the three months ended September 30, 2009. This increase was primarily due to the approximately $1.6 million of service revenues recognized by the HUGHES Telematics segment in the three months ended September 30 2010 compared to no revenues recognized in the three months ended September 30, 2009, and to the increase in Networkfleet’s service revenues, which increased by approximately $0.8 million or 13% in the three months ended September 30 2010 compared to the three months ended September 30, 2009. Units active on Networkfleet’s network increased to approximately 112,000 as of September 30, 2010, a 15% increase from the approximately 97,000 units active as of September 30, 2009. As Networkfleet continues to sell additional hardware devices, service revenues are expected to continue to increase in future periods. In addition, service revenues generated by the HUGHES Telematics segment are expected to significantly increase in future periods as (i) we continue to transition paying subscribers to the Mercedes-Benz service formerly marketed under the Tele Aid brand to the mbrace service offering and (ii) we convert subscribers to the mbrace service from a trial to a paid subscription.

Networkfleet’s hardware unit sales decreased to approximately 7,500 units in the three months ended September 30, 2010, an 11% decrease from the approximately 8,400 units sold in the three months ended September 30, 2009, but was relatively flat at 23,000 units in each of the nine months ended September 30, 2010 and 2009. The decrease in units sold in the three months ended September 30, 2010 compared to the three months ended September 30, 2009 was due primarily to the timing of hardware sales to several large customers occurring earlier in 2010 than in 2009.

Cost of Revenues

Cost of services includes per-unit monthly charges from various wireless, mapping, and roadside assistance providers, the salaries and related benefits for employees who support the call centers and manage the data centers and depreciation of the software and equipment which support the provision of services. Cost of hardware sold consists primarily of the cost of direct materials required to produce Networkfleet’s telematics device, the cost of shipping and installing devices, the amortization of certain software development costs and the amortization of certain intangibles acquired in connection with the acquisition of Networkfleet. The following table sets forth information related to cost of revenues for the three months ended September 30, 2010 and 2009:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Cost of services	$6,427	$1,755
Cost of hardware sold	2,210	2,136

Total cost of revenues	$8,637	$3,891

Total cost of revenues increased to approximately $8.6 million for the three months ended September 30, 2010 from $3.9 million for the three months ended September 30, 2009, an increase of $4.7 million or 121.9%. Cost of services for the three months ended September 30, 2010 consisted of approximately $3.7 million of costs related to the provision of the mbrace service to owners and lessees of Mercedes-Benz vehicles, approximately $1.9 million of costs related to the provision of Networkfleet’s service offerings and approximately $0.8 million related to the anticipated shortfall below a contractual minimum payment. Cost of services related to the provision of Networkfleet’s service offerings increased approximately $0.2 million in the three months ended September 30, 2010 compared to the three months ended September 30, 2009 due to the increased number of active units on the network. Networkfleet’s cost of hardware increased in the three months ended September 30, 2010 compared to the three months ended September 30, 2009 due to a higher per-unit cost of manufacturing and additional amortization of software costs partially offset by lower unit sales volume. Networkfleet’s cost of revenues as a percentage of total revenues was approximately 45% in each of the three months ended September 30, 2010 and September 30, 2009.

Research and Development Expense

Research and development expense consists primarily of salaries and related benefits for employees and fees paid to third parties associated with engineering and product development activities, depreciation of property and equipment used in engineering and product development efforts and amortization of certain intangible assets acquired in connection with the acquisition of Networkfleet. Research and development expense for the three months ended September 30, 2010 decreased to $3.4 million from $8.1 million for the three months ended September 30, 2009, a decrease of $4.7 million or 58%. This decrease was due to an approximately $4.2 million decrease in amounts paid to third parties related to development activities that were completed in the second half of 2009 and an approximately $0.6 million decrease in depreciation expense due to the impairment or disposal of certain assets used in development efforts that occurred in the three months ended September 30, 2009, partially offset by a $0.1 million increase in labor costs as we dedicated additional internal resources to the further development and testing of our telematics system, including the development of our in-Drive and Lifecomm products and services.

Sales and Marketing Expense

Sales and marketing expense consists primarily of (i) salaries, commissions and related benefits for employees engaged in sales initiatives and other marketing activities, (ii) certain amounts paid to Mercedes-Benz and its dealers, (iii) the costs associated with direct marketing campaigns, (iv) trade shows and other forms of advertising, (v) depreciation of software applications used in marketing activities and (vi) the amortization of certain intangible assets acquired in connection with the acquisition of Networkfleet. Sales and marketing expense for the three months ended September 30, 2010 increased to $6.0 million from $2.8 million for the three months ended September 30, 2009, an increase of $3.2 million or 116%. This increase related primarily to a $2.6 million increase in marketing costs incurred relating to the mbrace service offering, which was launched in November 2009, including certain amounts paid to Mercedes-Benz and its dealers, and an increase of $0.4 million in depreciation expense.

General and Administrative Expense

General and administrative expense consists primarily of facilities costs, accounting, legal, information technology, human resources and other corporate costs, as well as the salaries and related employee benefits for those employees that support such functions. General and administrative expenses for the three months ended September 30, 2010 decreased to $9.6 million from $11.2 million for the three months ended September 30, 2009, a decrease of $1.6 million or 14%. This decrease was due primarily to $2.3 million of expenses incurred during the three months ended September 30, 2009 related to the implementation of systems and software which support our billing and other administrative functions and a $0.1 million decrease in depreciation and amortization expenses, partially offset by a $0.8 million increase in employee compensation and benefits as we increased our operational support staff following the launch of the mbrace service offering in November 2009.

Interest Expense, Net

Interest expense, net for the three months ended September 30, 2010 increased to $5.5 million from $3.1 million for the three months ended September 30, 2009, an increase of $2.4 million. Interest expense, net for the three months ended September 30, 2010 consisted of $3.6 million of accrued interest, discount amortization and debt issuance cost amortization related to senior secured term indebtedness, $0.7 million of accrued interest, discount amortization and debt issuance cost amortization related to our second lien term indebtedness, $1.0 million of accrued interest and discount amortization related to the senior subordinated unsecured term promissory notes, $0.2 million of accrued interest related to our senior unsecured promissory note and $0.1 million of accrued interest related to capital leases and vendor financing, partially offset by $0.1 million of interest income. Interest expense, net for the three months ended September 30, 2009 consisted of $3.3 million of accrued interest, discount amortization and debt issuance cost amortization related to senior secured term indebtedness, $0.8 million of interest and discount amortization related to the senior subordinated unsecured term promissory notes and $0.3 million of interest on capital lease obligations and vendor financing, partially offset by approximately $1.3 million of interest that was capitalized.

Results of Operations for the Nine Months Ended September 30, 2010 Compared to the Nine Months Ended September 30, 2009

Revenues

The following table sets forth information related to revenue for the nine months ended September 30, 2010 and 2009:

	Nine Months Ended September 30,
	2010	2009
	(in thousands)
Services	$20,739	$16,750
Hardware	7,629	7,818

Total revenues	$28,368	$24,568

Total revenues for the nine months ended September 30, 2010 increased to approximately $28.4 million, a 15% increase from the approximately $24.6 million of revenues in the nine months ended September 30, 2009. This increase was primarily due to the increase in Networkfleet’s service revenues, which increased by approximately $2.1 million or 13% in the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009, and to the approximately $1.8 million of service revenues recognized by the HUGHES Telematics segment in the nine months ended September 30, 2010 compared to no revenues recognized in the nine months ended September 30, 2009. Units active on Networkfleet’s network increased to approximately 112,000 as of September 30, 2010, a 15% increase from the approximately 97,000 units active as of September 30, 2009.

Hardware revenues decreased by approximately $0.2 million due to a nominal decrease in the number of units sold and a nominal decrease in the average revenue per unit sold in the nine months ended September 30, 2010 compared the nine months ended September 30, 2009. There were approximately 23,000 units sold in each of the nine month periods ended September 30, 2010 and 2009.

Cost of Revenues

The following table sets forth information related to costs of revenue for the nine months ended September 30, 2010 and 2009:

	Nine Months Ended September 30,
	2010	2009
	(in thousands)
Cost of services	$18,075	$5,023
Cost of hardware	6,623	6,104

Total cost of revenues	$24,698	$11,127

Total cost of revenues increased to approximately $24.7 million for the nine months ended September 30, 2010 from $11.1 million for the nine months ended September 30, 2009. Cost of services for the nine months ended September 30, 2010 consisted of approximately $10.5 million of costs related to the provision of the mbrace service to owners and lessees of Mercedes-Benz vehicles, approximately $5.5 million of costs related to the provision of Networkfleet’s service offerings and approximately $2.1 million related to the anticipated shortfall below a contractual minimum payment. Cost of services related to the provision of Networkfleet’s service offerings increased approximately $0.5 million in the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 due to the increased number of active units on the network. Networkfleet’s cost of revenues as a percentage of total revenues was approximately 46% in the nine months ended September 30, 2010 and 45% in the nine months ended September 30, 2009.

Research and Development Expense

Research and development expense for the nine months ended September 30, 2010 decreased to $8.8 million from $26.6 million for the nine months ended September 30, 2009, a decrease of $17.8 million or 67%. This decrease was due to an approximately $17.4 million decrease in amounts paid to third parties related to development activities that were completed in the second half of 2009 and an approximately $1.2 million decrease in depreciation expense due to the impairment or disposal of certain assets used in the development effort that in the nine months ended September 30, 2009, partially offset by a $0.9 million increase in labor costs as we dedicated additional internal resources to the further development and testing of our telematics system, including the development of our in-Drive and Lifecomm products and services.

Sales and Marketing Expense

Sales and marketing expense for the nine months ended September 30, 2010 increased to $17.2 million from $7.8 million for the nine months ended September 30, 2009, an increase of $9.4 million or 120%. This increase related primarily to a $7.5 million increase in marketing costs incurred relating to our mbrace service offering, which was launched in November 2009, including certain amounts paid to Mercedes-Benz and its dealers; an increase of $1.3 million in depreciation expense; and an increase of approximately $0.5 million in salaries and related benefits as the number of employees dedicated to sales and marketing activities grew in the nine months ended September 30, 2010 as we continued to develop our relationship with Mercedes-Benz and its dealers and pursued relationships with other customers.

General and Administrative Expense

General and administrative expenses for the nine months ended September 30, 2010 increased to $28.7 million from $28.1 million for the nine months ended September 30, 2009, an increase of $0.6 million or 2%. This increase was due primarily to a $3.3 million increase in salaries and related benefits as we increased our operational support staff following the launch of the mbrace service offering in November 2009, a $1.0 million increase in depreciation and amortization expense related to the systems and software which were deployed during the second half of 2009 to support our billing and other administrative functions, partially offset by $1.9 million in consulting costs related to the implementation and setup of our customer call centers prior to operations and the implementation of systems and software which support our billing and other administrative functions which were incurred in the nine months ended September 30, 2009 and a $1.8 million decrease in professional fees due to Merger-related costs which were incurred in the nine months ended September 30, 2009.

Interest Expense, Net

Interest expense, net for the nine months ended September 30, 2010 increased to $16.3 million from $9.3 million for the nine months ended September 30, 2009, an increase of $7.0 million. Interest expense, net for the nine months ended September 30, 2010 consisted of $10.6 million of accrued interest, discount amortization and debt issuance cost amortization related to the senior secured term indebtedness, $2.0 million of accrued interest, discount amortization and debt issuance cost amortization related to the second lien indebtedness, $2.8 million of accrued interest and discount amortization related to the senior subordinated unsecured term promissory notes, $0.7 million of accrued interest related to the senior unsecured promissory note and $0.4 million of accrued interest related to capital leases and vendor financing, partially offset by $0.1 million of interest income and $0.1 million of interest that was capitalized. Interest expense, net for the nine months ended September 30, 2009 consisted of $9.5 million of accrued interest, discount amortization and debt issuance cost amortization related to the senior secured term indebtedness, $2.5 million of interest and discount amortization related to the senior subordinated unsecured term promissory notes, $0.6 million of accretion related to the Series A Preferred Stock and $0.7 million of interest on capital lease obligations and vendor financing, partially offset by approximately $3.9 million of interest that was capitalized and $0.1 million of interest income.

Liquidity and Capital Resources

As of September 30, 2010, we had cash, cash equivalents and short-term investments of approximately $22.8 million. In addition, we received approximately $5.2 million of cash in October 2010 in connection with the agreement with the distribution partner to provide in-Drive telematics services. Of our consolidated cash, cash equivalents and short-term investments, approximately $9.9 million is held by our Lifecomm subsidiary for use in that business. As a result of our historical net losses and our limited capital resources, our independent registered public accounting firm’s report on our financial statements as of and for the year ended December 31, 2009 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. We cannot provide assurance that our net losses and negative cash flow will not surpass our expectations, and thus, we may be required to raise additional capital or reduce our operating expenditures in the future. Additional financing may take the form of loans under a new credit facility, the issuance of bonds or other types of debt securities, the issuance of equity securities or a combination of the foregoing. Any such financing must either comply with the covenants of our existing credit facilities, or we will need to obtain waivers from the lenders. Our credit facilities contain covenants that restrict our ability to incur debt and will require mandatory prepayments from the proceeds of an equity financing. Any debt financing obtained may impose various restrictions and additional covenants on us which could limit our ability to respond to market conditions, provide for unanticipated capital investments or take advantage of business opportunities and may subject us to significant interest expense. Additional equity financing may be obtained on terms that are dilutive to the interests of existing stockholders. We have been successful in the past raising capital to address our liquidity needs; however, debt or additional equity financing may not be available when needed in the future on terms favorable to us or at all, and the failure to attract a sufficient amount of additional debt or equity capital may impair our ability to execute on our business plan. Such additional capital may be provided by, among other things, the cash proceeds from the exercise of the outstanding warrants to purchase shares of our common stock. There is no assurance that we will be successful in obtaining additional financing, if needed, or that we will be able to reduce our operating expenditures. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Operating Activities

For the nine months ended September 30, 2010, cash used in operating activities was approximately $22.2 million, consisting primarily of a net loss of $67.3 million partially offset by $21.7 million of net changes in operating assets and liabilities, $10.3 million of depreciation and amortization, $6.0 million of interest accrued on long-term indebtedness that was paid in-kind with such accrued interest being added to the outstanding principal balance of the debt, $4.6 million of discount and debt issuance cost amortization, $2.1 million of share-based compensation expense and $0.4 million of in-kind contributions from non-controlling interests in a consolidated subsidiary. For the nine months ended September 30, 2009, cash used in operating activities was approximately $35.2 million, consisting primarily of a net loss of $141.4 million, partially offset by a $62.3 million non-cash change in the market value of derivative instruments, the $19.1 million non-cash portion of the impairment charges, $7.5 million of depreciation and amortization, $7.0 million of net changes in operating assets and liabilities, $5.5 million of interest accrued on long-term debt which will be paid in kind with such accrued interest being added to the outstanding principal balance of the long-term debt, $3.3 million of amortization of debt issuance costs and other discounts on the long-term debt, $1.0 million of share-based compensation expense and $0.5 million of non-cash interest expense related to the Series A Preferred Stock.

Investing Activities

For the nine months ended September 30, 2010, cash used in investing activities, excluding purchases and maturities of short-term investments, was approximately $3.4 million, consisting primarily of $2.7 million of capitalized software costs related to Networkfleet’s operations, $1.0 million of capital expenditures related primarily to infrastructure necessary for our operations and an increase in restricted cash of $0.2 million, partially offset by $0.5 million of proceeds received from the disposal of certain available-for-sale assets. For the nine months ended September 30, 2009, cash used in investing activities was approximately$12.8 million, consisting primarily of $11.2 million of capital expenditures related to infrastructure necessary for our operations, $10.2 million of capitalized software costs and $0.2 million deposited into a restricted cash account to collateralize a letter of credit, partially offset by the release of $5.3 million of restricted cash that was previously held for the benefit of the lenders of the senior secured term indebtedness and the release of $3.5 million of restricted cash previously held to collateralize a letter of credit that secured certain lease obligations.

Financing Activities

For the nine months ended September 30, 2010, cash provided by financing activities was approximately $20.0 million, consisting of $14.9 million of net proceeds in connection with the issuance of common stock and $10.0 million of proceeds from the sale of non-controlling interests in Lifecomm, partially offset by $3.2 million of payments on capital lease obligations and $1.7 million of repayments on long-term debt. For the nine months ended September 30, 2009, cash provided by financing activities was approximately $52.0 million, consisting of $97.2 million of net proceeds provided by the Merger and $35.2 million of net proceeds from the issuance and sale of Series B Preferred Stock, partially offset by $74.4 million paid to repurchase common shares in connection with the closing of the Merger and $6.0 million of payments on capital lease obligations.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. These accounting principles require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expense during the periods presented. Although these estimates are based on management’s knowledge of current events and actions we may undertake in the future, actual results may differ from estimates. For a complete description of our critical accounting policies, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K filed with the SEC on March 16, 2010.

Recent Accounting Pronouncements

See Item 1 of Part I of this Quarterly Report on Form 10-Q, “Financial Statements – Note 5 – Recent Accounting Pronouncements.”

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of September 30, 2010, we had approximately $23.6 million of cash, cash equivalents, short-term investments and restricted cash. This cash, cash equivalents, short-term investments and restricted cash is subject to market risk due to changes in interest rates. In accordance with our investment policy, we diversify our investments among United States Treasury securities and other high credit quality debt instruments that we believe to be low risk. We are averse to principal loss and seek to preserve our invested funds by limiting default risk and market risk.

We may suffer from fluctuating interest rates, which may adversely impact our consolidated results of operations and cash flows. As of September 30, 2010, we had outstanding debt with an aggregate face amount, including interest which has been paid in kind, of approximately $120.2 million, which included variable rate borrowings of approximately $76.9 million. As of September 30, 2010, the hypothetical impact of a one percentage point increase in interest rates related to our outstanding variable rate debt would be to increase annual interest expense by approximately $0.8 million.

Item 4.	Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Senior Vice President Finance and Treasurer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and Senior Vice President Finance and Treasurer, have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1.	Legal Proceedings

None.

Item 1A.	Risk Factors

In evaluating our common stock, you should carefully consider, in connection with other information in this report, the risks described in Item1A of Part I in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 16, 2010. The risks and uncertainties described therein are not the only ones we face. Additional risks and uncertainties not presently known to us may also impair our operations and business. If we do not successfully address any of these risks, there could be a material adverse effect on our financial condition, operating results and business, and the trading price of our common stock may decline. We cannot assure you that we will successfully address these risks.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Reserved

Item 5.	Other Information

None.

Item 6.	Exhibits

The following sets forth those exhibits filed pursuant to Item 601 of Regulation S-K:

Exhibit Number		Description

10.1	–	Amended and Restated Senior Unsecured Promissory Note, dated November 5, 2010, issued to Hughes Network Systems, LLC

10.2	–	Amendment Agreement, dated November 5, 2010, by and between HUGHES Telematics, Inc. and Hughes Network Systems, LLC

31.1	–	Certification of Jeffrey A. Leddy, Chief Executive Officer of HUGHES Telematics, Inc., required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	–	Certification of Craig J. Kaufmann, Senior Vice President Finance and Treasurer of HUGHES Telematics, Inc., required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	–	Certification of Jeffrey A. Leddy, Chief Executive Officer of HUGHES Telematics, Inc., Pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	–	Certification of Craig J. Kaufmann, Senior Vice President Finance and Treasurer of HUGHES Telematics, Inc., Pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2010	By:	/s/ JEFFREY A. LEDDY
Jeffrey A. Leddy
Chief Executive Officer
(Principal Executive Officer)

Date: November 8, 2010	By:	/s/ CRAIG J. KAUFMANN
Craig J. Kaufmann
Senior Vice President Finance and Treasurer
(Principal Financial and Accounting Officer)

Exhibit 10.1

AMENDED AND RESTATED SENIOR UNSECURED PROMISSORY NOTE

THIS PROMISSORY NOTE HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR UNDER ANY STATE SECURITIES LAWS (THE “STATE ACTS”) AND CANNOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE STATE ACTS AND REGULATIONS PROMULGATED THEREUNDER.

HUGHES TELEMATICS, INC. (the “Issuer”)

U.S. $8,315,665.00 Note at 12% Interest (calculated and compounded annually)

Maturity Date: December 31, 2011 or earlier as otherwise provided herein

FOR VALUE RECEIVED, the Issuer, a Delaware corporation, hereby acknowledges itself indebted and promises to pay (except to the extent such payments have taken place prior to the amendment and restatement of this senior unsecured promissory note) to the order of Hughes Network Systems, LLC, or its permitted assigns (the “Noteholder”), the initial principal amount of EIGHT MILLION, THREE HUNDRED FIFTEEN THOUSAND, SIX HUNDRED SIXTY FIVE UNITED STATES DOLLARS (U.S. $8,315,665) together with accrued interest (which shall be added to the principal amount hereof and paid quarterly on the last day of each quarter from and after the Amendment Date), on the dates and in the amounts set forth on Schedule A, at the head office of the Noteholder or at such other place as directed in writing by the Noteholder or by electronic funds transfer to an account maintained by the Noteholder with a bank in the United States. Interest (computed on the basis of a year of 365 or 366 days, as the case may be) shall accrue on the outstanding principal amount from the date hereof until the Maturity Date, or until such later date as all obligations hereunder have been paid in full, at the rate of TWELVE PERCENT (12%) per annum, compounded and added to the principal amount annually and payable in arrears on the Maturity Date, or earlier as otherwise provided herein, and should the Issuer at any time default in the payment of any principal or interest on this Note, to pay interest on the amount in default at the same rate, in like money, all in accordance with the terms and conditions set out in Schedule B. If, at any time, the payment of the principal of or interest on this Note is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, or reorganization of the Issuer or otherwise, the Issuer’s obligation under this Note shall be reinstated at such time as though such payment had been due but not made at such time.

The Terms and Conditions set out in Schedules A and B attached hereto are hereby incorporated by reference into this Note and constitute an integral part hereof.

In witness whereof, the Issuer has caused this Note to be executed on its behalf by the signature of its officer duly authorized in that regard.

Issued as of December 18, 2009, amended and restated as of November 5, 2010
Atlanta, GA, U.S.A	HUGHES TELEMATICS, INC., a Delaware corporation

	By	/s/ CRAIG KAUFMANN
Name: Craig Kaufmann
Title: Senior Vice President Finance and Treasurer

SCHEDULE A

REPAYMENT SCHEDULE

The Issuer shall repay (and, in the case of payments due prior to the Amendment Date, has paid) the principal amount of the note and/or interest, where noted, on the following schedule:

January 28, 2010	$25,440

February 12, 2010	$8,297

April 1, 2010	$400,000

April 22, 2010	$750,000

July 27, 2010	$500,000

October 15, 2010	$500,000

December 31, 2010	$500,000, plus all accrued and unpaid interest

March 31, 2011	All accrued and unpaid interest

April 15, 2011	$500,000

June 30, 2011	All accrued and unpaid interest

July 15, 2011	$750,000

September 30, 2011	All accrued and unpaid interest

October 15, 2011	$1,500,000

December 31, 2011	All remaining unpaid principal and accrued interest

SCHEDULE B

TERMS AND CONDITIONS OF THE NOTE

1. In this Note, the following capitalized terms shall have the meanings set out below:

(a) “Amendment Date” means November 5, 2010;

(b) “Business Day” means any day on which banks are open for business in the place where this Note is scheduled for payment;

(c) “Change of Control” means the occurrence of any of the following events: (x) the acquisition by any other person or group of persons, through any transaction or series of related transactions, of Control of the Issuer; (y) the Issuer consolidates with or merges with or into another corporation, partnership or other entity, whether or not the Issuer is the surviving entity of such transaction, unless immediately after such consolidation or merger, the shareholders who Controlled the Issuer prior to the transaction Control such surviving entity; or (z) a sale or other transfer of all or a substantially all of the assets or business of the Issuer, but excluding any sale or other transfer of a subsidiary of the Company existing on the date hereof.

(d) “Control” means beneficial ownership, directly or indirectly, of securities representing fifty percent (50%) or more of the total voting power entitled to vote in elections of the Issuer’s board of directors or other governing authority.

(e) “Debt” means any indebtedness (i) for borrowed money or (ii) evidenced by bonds, notes, debentures or other similar instruments.

(f) “Event of Default” means any one or more of the following events:

(i)

if the Issuer defaults in payment of the principal of, or interest on, this Note when the same becomes due, and continuance of such failure for five (5) Business Days after the date on which such principal or interest is due;

(ii)

if a decree, judgment or order by a court having jurisdiction shall have been entered adjudging the Issuer as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation or reorganization of the Issuer under any applicable bankruptcy, reorganization or similar law, and such decree, judgment or order shall have continued without dismissal, discharge or stay for a period of 60 calendar days;

(iii)

if the Issuer shall institute proceedings to be adjudicated as voluntarily bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization under any applicable bankruptcy, liquidation or reorganization or similar law, or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of it or if its property or of any substantial part thereof, or shall make an assignment for the benefit of creditors or a proposal under any applicable bankruptcy or other law, or shall admit in writing its inability to pay its debts generally as they become due; or

(iv)

if there occurs a default in the payment of any principal, premium, interest or other amount due on (or for) any Debt (other than this Note), in an aggregate amount in excess of U.S. $10,000,000 (“Obligations”) beyond any period of grace provided with respect thereto, or if any other default occurs in the performance of any other term, condition or covenant contained in any such Obligations or any agreement under which such Obligations are created, in each case the result of which is to cause any holder(s) of such Obligations (or a trustee or agent on behalf of such holder(s)) to accelerate such Obligations, provided that the resulting default under this Note shall be deemed to be cured or waived if such other defaults are cured or waived.

(g) “Issue Date” means December 18, 2009;

(h) “Issuer” means Hughes Telematics, Inc.;

(i) “Maturity Date” means December 31, 2011; and

(j) “Note” means this note.

2. The principal amount outstanding under this Note bears interest (both before and after maturity, default and judgment with interest on overdue interest at the same rate) from November 12, 2009 at the rate of twelve percent (12%) per annum, compounded and added to the principal amount annually of each anniversary of the Issue Date and, following the Amendment Date, shall be payable quarterly in arrears in accordance with Schedule B, or earlier as otherwise provided herein. The amounts owing under this Note will cease to bear interest on the date on which such amounts are paid.

3. The principal of this Note and interest thereon will be payable in United States Dollars by electronic funds transfer to an account maintained by the Noteholder with a bank in the United States.

4. If the date for payment of any amount of principal or interest in respect of this Note is not a Business Day, at the place of payment, the Noteholder shall not be entitled to payment of the amount due until the next following Business Day at the place of payment and shall not be entitled to any further interest or payment in respect of such delay.

5. Except as otherwise specified in this Note, any monies paid on this Note shall be applied, firstly, on account of accrued interest, and secondly, on account of principal.

6. Unless previously redeemed or purchased by the Issuer, this Note will mature at its principal amount then outstanding on the Maturity Date.

7. The Issuer may at any time or times prepay this Note, in whole or in part, together with interest accrued to the date of such prepayment, without premium or penalty. Notwithstanding anything to the contrary in this Note or in any other document or agreement, any partial prepayments shall be applied first against any charges owing hereunder, then against accrued but unpaid interest, and then against principal in inverse order of maturity.

8. This Note shall become due and payable in full on the Maturity Date.

9. If an Event of Default other than those in (ii) and (iii) of the definition of Event of Default occurs, the Noteholder may, at its option, by notice in writing to the Issuer, declare this Note to be due and payable in full, and upon such declaration, unless all Events of Default have been cured by the Issuer prior to receipt by the Issuer of such declaration, all principal of, and interest on, this Note shall immediately become due and payable. If an Event of Default referred to in clause (ii) or (iii) of the definition of “Event of Default” occurs, the principal amount then outstanding on, and the accrued interest on any amounts owing under, this Note, and all other amounts payable by the Issuer hereunder, shall become automatically immediately due and payable without presentment, demand, diligence, protest or other formalities of any kind, all of which are hereby expressly waived by the Issuer.

10. Notwithstanding anything herein to the contrary, the principal amount then outstanding on, and the accrued interest on any amounts owing under, this Note, and all other amounts payable by the Issuer hereunder, shall become automatically immediately due and payable without presentment, demand, diligence, protest or other formalities of any kind, all of which are hereby expressly waived by the Issuer, upon the date on which a Change of Control occurs. In addition, in the event (i) the Issuer sells or issues shares of its capital stock or rights to acquire its capital stock (other than stock options and restricted stock grants made to its employees in the ordinary course of business and consistent with past practice), or (ii) the Issuer enters into a new debt facility or modifies an existing debt facility, the Issuer and the Noteholder shall discuss in good faith and agree upon an accelerated repayment schedule for this Note that is reasonable for Issuer under the circumstances.

11. The Issuer agrees to pay to Noteholder and reimburse Noteholder for any and all reasonable costs and expenses, including attorney’s fees and court costs, if any, incurred by the Noteholder in connection with the enforcement or collection hereof, both before and after the commencement of any action to enforce or collect this Note, but whether or not any such action is commenced by the Noteholder. The Issuer hereby waives presentment, demand, protest or other notice of any kind, and all defenses and pleas on the grounds of extension of the time of payments or due dates of this Note, in the enforcement of this Note, and expressly agrees that this Note or any payment hereunder may be extended from time to time without in any way affecting the liability of the Issuer hereunder. The rights and remedies of the Noteholder hereunder shall be cumulative and concurrent and may be pursued singularly, successively or together at the sole discretion of the Noteholder, and may be exercised as often as occasion therefor shall occur, and the failure to exercise any such right or remedy shall in no event be construed as a waiver or release of the same or any other right or remedy. All payments made under this Note by the Issuer shall be without setoff or deduction and regardless of any counterclaim or defense. The Issuer represents and warrants to the Noteholder that, to the best of the Issuer’s knowledge, there is no claim, defense, counterclaim or setoff which could be asserted by or is available to the Issuer against the Noteholder. In the event any one or more of the provisions contained in this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, but this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein or therein. Time is of the essence for the performance of each and every obligation under this Note.

12. This Note shall be deemed to have been executed and delivered in, and shall be governed by and construed in accordance with the laws of, the State of New York. Each of the Parties hereto hereby irrevocably and unconditionally consents to submit to the non-exclusive jurisdiction of the courts of the State of New York and of the United States of America, in each case having jurisdiction over the County of New York, for any litigation arising out of or relating to this Note and the transactions contemplated hereby and thereby (and agrees not to commence any litigation relating thereto except in such courts unless such courts have declined to exercise jurisdiction), and further agrees that service of any process for any litigation brought against it in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this Note or the transactions contemplated hereby in the courts of the State of New York or the United States of America, in each case having jurisdiction over the County of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient or improper forum.

13. Except with the prior written consent of the Noteholder, this Note may not be assigned by the Issuer. This Note shall inure to the benefit of and be enforceable by the Noteholder and the Noteholder’s successors and permitted assigns, and shall be binding and enforceable against the Issuer and the Issuer’s successors and assigns. This Note may not be amended other than by mutual agreement of the Noteholder and the Issuer.

14. Issuer, by execution of this Note, and Noteholder, by acceptance of this Note, agree that any suit, action, or proceeding, whether claim or counterclaim, brought or instituted by or against the Issuer or Noteholder, or any successor or assign of Issuer or Noteholder, on or with respect to this Note, or which in any way relates, directly or indirectly, to the obligations of Issuer to Noteholder under this Note, or the dealings of the parties with respect thereto, shall be tried only by a court and not by a jury. ISSUER AND NOTEHOLDER HEREBY EXPRESSLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY SUCH SUIT, ACTION OR PROCEEDING. Issuer and Noteholder acknowledge and agree that this provision is a specific and material aspect of the agreement between the parties and that the Noteholder would not enter into the transaction contemplated hereby with Issuer if this provision were not part of their agreement.

-oOo-

Exhibit 10.2

Amendment Agreement

This agreement (the “Agreement”) by and between HUGHES NETWORK SYSTEMS, LLC (“HNS”) and HUGHES TELEMATICS, INC. (the “Company”) and is executed this 5th day of November, 2010 in connection with the amendment and restatement of the Senior Unsecured Promissory Note, dated December 18, 2009, issued by the Company to HNS (the “Amended and Restated Note”).

1. In consideration of HNS executing the Amended and Restated Note, the Company agrees to issue to HNS, on or before November 30, 2010, 50,000 shares of common stock of the Company (the “Shares”). HNS represents that it is: (a) acquiring the Shares for its own account as an investment and without an intent to distribute the Shares (this representation and warranty not limiting HNS’s right to transfer the Shares in compliance with applicable federal and state securities laws); (b) the Shares are “restricted securities” and have not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws, and may not be resold or transferred by HNS without registration under the Securities Act or any applicable state securities laws or the availability of an exemption from such requirements; (c) HNS is at the date hereof an “accredited investor” as defined in Rule 501(a) under the Securities Act; and (d) HNS is not acquiring the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

2. The benefits of this Agreement shall inure to the respective successors and assigns of the parties hereto and of the indemnified parties hereunder and their successors, assigns and representatives, and the obligations and liabilities assumed in this Agreement by the parties hereto shall be binding upon their respective successors and assigns.

3. This Agreement shall become effective upon execution by each party.

4. This Agreement shall be governed by the laws of the State of New York, without reference to New York conflicts of law principles.

5. This Agreement represents the entire understanding between the parties, and all prior discussions and negotiations with respect to the Services are contained herein.

[Remainder of page left blank]

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Agreement as of the date first above written.

HUGHES NETWORK SYSTEMS, LLC

By:	/s/ DEAN MANSON
Title:	SVP, General Counsel and Secretary
Dated:	November 5, 2010

HUGHES TELEMATICS, INC.

By:	/s/ CRAIG KAUFMANN
Title:	SVP Finance and Treasurer
Dated:	November 5, 2010

Exhibit 31.1

CERTIFICATIONS

I, Jeffrey A. Leddy, certify that:

1.	I have reviewed this Form 10-Q of HUGHES Telematics, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 8, 2010	By:	/s/ JEFFREY A. LEDDY
Jeffrey A. Leddy
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Craig J. Kaufmann, certify that:

1.	I have reviewed this Form 10-Q of HUGHES Telematics, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 8, 2010	By:	/s/ CRAIG J. KAUFMANN
Craig J. Kaufmann
Senior Vice President Finance and Treasurer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of HUGHES Telematics, Inc. (the “Company”) for the period ended September 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jeffrey A. Leddy, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ JEFFREY A. LEDDY
	Name:	Jeffrey A. Leddy
	Title:	Chief Executive Officer
(Principal Executive Officer)
	Date:	November 8, 2010

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of HUGHES Telematics, Inc. (the “Company”) for the period ended September 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Craig J. Kaufmann, Senior Vice President Finance and Treasurer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ CRAIG J. KAUFMANN
Name:	Craig J. Kaufmann
Title:	Senior Vice President Finance and Treasurer
(Principal Financial and Accounting Officer)
Date:	November 8, 2010